SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                   SCHEDULE TO
                                  (Rule 13e-4)
            Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934
                                (Amendment No. 2)

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                           DECORATOR INDUSTRIES, INC.
         (Name of Subject Company (Issuer) and Filing Person (Offeror))

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           Options to Purchase Common Stock, Par Value $0.20 Per Share
                         (Title of Class of Securities)

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                                    243631207
                      (CUSIP Number of Class of Securities)
                            (Underlying Common Stock)


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                           Jerome B. Lieber, Secretary
                          40th Floor, One Oxford Centre
                         Pittsburgh, Pennsylvania 15219
                                 (412) 392-2000
                  (Name, address and telephone number of person
                        authorized to receive notices and
                   communications on behalf of filing person)


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                                   Copies to:
                             Michael M. Lyons, Esq.
                             Craig S. Heryford, Esq.
                              David A. Jaffe, Esq.
                         Klett Rooney Lieber & Schorling
                          40th Floor, One Oxford Centre
                         Pittsburgh, Pennsylvania 15219
                                 (412) 392-2000
                             ======================

                            CALCULATION OF FILING FEE

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     Transaction Valuation*                                 Amount of Filing Fee
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         $1,885,777.20                                            $377.16**
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 *       Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 232,812 shares of common stock of Decorator Industries, Inc. having an aggregate value of $1,885,777.20 as of February 21, 2002 will be exchanged pursuant to this offer. The aggregate value of such options was calculated on the basis of the highest price at which the options may be exercised. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction. Because on the date of this filing most of these options have exercise prices that are substantially higher than the current trading price of our Common
         Stock, Decorator believes that these options have little or no current value.

**       Previously Paid.

/ x/ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                        Amount Previously Paid: $377.16.
                     Form or Registration No.: Schedule TO.
                    Filing party: Decorator Industries, Inc.
                         Date filed: February 22, 2002.

/ / Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

               / / third party tender offer subject to Rule 14d-1.
                 /x/ issuer tender offer subject to Rule 13e-4.
              / / going-private transaction subject to Rule 13e-3.
                 / / amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. /x /


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

                             Introductory Statement

         This Amendment No. 2 amends the Tender Offer Statement on Schedule TO filed by Decorator Industries, Inc. (the "Company") with the Securities and Exchange Commission (the "SEC") on February 22, 2002, as amended by Amendment No. 1 to the Schedule TO filed by the Company with the SEC on March 13, 2002 (the "Schedule TO"), relating to an offer by the Company to exchange certain outstanding options to purchase the Company's common stock as set forth on this Schedule TO held by eligible employees for new options to purchase shares of the Company's common stock. This exchange offer has occurred upon the terms and subject to the conditions described in (1) the Offer to Exchange filed as Exhibit (a)(1) to the Schedule TO, (2) the letter from William A. Bassett filed as Exhibit (a)(2) to the Schedule TO, (3) the Election Form filed as Exhibit
(a)(3) to the Schedule TO, (4) the Notice to Withdraw from the Offer filed as Exhibit (a)(4) to the Schedule TO and (5) the Form of Promise to Grant Stock Option(s) filed as Exhibit (a)(5) to the Schedule TO.

         This Amendment No. 2 amends the Schedule TO in order to report the final results of the exchange offer. A total of 13 persons elected to participate in the exchange offer. These 13 persons tendered a total of 207,500 options to purchase the Company's common stock in return for promises to grant new options with a grant date no earlier than September 24, 2002 and no later than December 31, 2002.

Item 4. Terms of the Transaction.

         Item 4 of the Schedule TO, which incorporates by reference the information contained in the Offer to Exchange, is hereby amended and supplemented as follows:

         The Offer made pursuant to the Schedule TO expired at 9:00 p.m. Eastern Standard Time, Friday, March 22, 2002. The Company accepted for exchange and cancellation options to purchase an aggregate of 207,500 shares of the Company's Common Stock representing 89.13% of the options subject to the Offer. The Company expects to issue new options to purchase 166,250 shares of its common stock in exchange for the options accepted for exchange and cancellation as described in the Offer to Exchange.



                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

                                            DECORATOR INDUSTRIES, INC.

                                            /s/ MICHAEL K. SOLOMON
                                            -----------------------------
                                            Michael K. Solomon
                                            Vice President, Treasurer and
                                            Chief Financial Officer
Date: March 26, 2002